NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock (the 'Common Stock') of Chesapeake Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on November 10, 2008, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Company had fallen below the Exchange's continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of not less than $25 million, which is the minimum threshold for continued listing. The total average market capitalization was approximately $21.2 million on September 29, 2008. The Company had previously fallen below the NYSE's continued listing standards for average global market capitalization over a consecutive 30 trading day period of not less than $75 million and latest reported stockholders' equity of not less than $75 million and NYSE Regulation was reviewing business plan materials. However, in light of the subsequent non-compliance with the aforementioned market capitalization standard, this plan process is no longer available to the Company. The Company expects to commence trading on the OTC Bulletin Board on October 8, 2008. 1. The Exchange's Listed Company Manual, Sections 802.01B, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: The issuer's average global market capitalization over a consecutive 30 trading- day period falls below $25,000,000, regardless of the original standard under which the issuer listed. 2. The Exchange, on October 2, 2008, determined that the Common Stock should be suspended from trading before the opening of the trading session on October 8, 2008, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified verbally on September 30, 2008 and by letter on October 2, 2008. 3. Pursuant to the above authorization, a press release was issued on October 2, 2008, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on October 2, 2008 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on October 8, 2008. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.